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                            December 15, 2020

       Todd Buxton
       Chief Executive Officer
       Alpha Investment Inc.
       200 East Campus View Boulevard, Suite 200
       Columbus, OH 43235

                                                        Re: Alpha Investment
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 18,
2020
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed November 23,
2020
                                                            File No. 333-198772

       Dear Mr. Buxton:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2020

       Item 1. Financial Statements
       Notes to Condensed Financial Statements
       Note 1 - Organization and Description of Business, page 9

   1. Please address the following with respect to your 19% membership interest in Legacy
                                                        Sand Group, LLC:

                                                              Please tell us
whether Legacy Sand Group, LLC maintains a specific ownership account for each
investor, and if so, explain to us how you considered the guidance of
                                                            ASC Topic
323-30-S99 when concluding you were not required to apply the equity method of
accounting with respect to your investment. Reference is also made to
                                                            ASC Topic
323-30-35-3.
 Todd Buxton
Alpha Investment Inc.
December 15, 2020
Page 2

             Explain to us how you considered the need to provide financial statements of Legacy
           Sand Group LLC in accordance with Rule 8-04 of Regulation S-X. In your response, please elaborate on the nature of the business operations of Legacy Sands Group
           LLC, and tell us whether there have been any operations related to the contributed leasehold mining rights either prior to or after formation of the company.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 with any questions.



                                                          Sincerely,
FirstName LastNameTodd Buxton
                                                          Division of
Corporation Finance
Comapany NameAlpha Investment Inc.
                                                          Office of Real Estate
& Construction
December 15, 2020 Page 2
cc:       Dale S. Bergman, Esq.
FirstName LastName